Domark International, Inc.
                             1809 East Broadway #125
                              Oviedo, Florida 32765

July 1, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: Domark International, Inc.
         Form 10-K for the year ended May 31, 2008
         Filed September 15, 2008
         File No. 333-136247

Dear Mr. French:

We are in receipt of your letter dated May 28, 2009. As discussed, we have requested an additional extension of time in filing the response to this comment and any modified filing to ensure full and fair disclosure. Additional time is needed to accommodate the scheduling conflicts of the outside accounting professionals retained by the Company. We therefore request an extension until July 17, 2009.

If you have any questions, please call me at 305-531-1174.

Sincerely,


/s/ R. Thomas Kidd
--------------------------------
R. Thomas Kidd
Chief Executive Officer